[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada


May 31, 2007



Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      V2K INTERNATIONAL, INC.
         PRE-EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2 FILE NO. 333-141201

Dear Ms. Long:

On behalf of V2K International, Inc. (the "Company" or "V2K"), Amendment No. 2 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated May 14, 2007, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, marked to show all of the changes. The numbers circled in the margin correspond to the number of the comment.

PROSPECTUS SUMMARY, PAGE 3

1. WE NOTE REVISED DISCLOSURE HERE AND ELSEWHERE THAT V2K FORMED MARKETING SOURCE INTERNATIONAL LLC ON APRIL 6, 2007 AND "WILL ENDEAVOR TO GENERATE REVENUES BY ACTING AS AN EXCLUSIVE SALES AGENT FOR THAT OVERSEAS WINDOW COVERINGS MANUFACTURING SOURCE." PLEASE PROVIDE ADDITIONAL INFORMATION REGARDING YOUR ARRANGEMENTS IN THIS REGARD. FOR EXAMPLE, IDENTIFY THE MANUFACTURER AND WHERE IT IS LOCATED. CLARIFY WHETHER V2K HAS ENTERED INTO AN AGREEMENT TO ACT AS AN EXCLUSIVE SALES AGENT FOR THIS MANUFACTURER, DISCLOSE THE MATERIAL TERMS OF SUCH AGREEMENT, AND, IF MATERIAL, FILE THE AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

         RESPONSE: Marketing Source International has engaged in only preliminary discussions as of this date. It is still negotiating an exclusive sales agency arrangement. Accordingly, there is nothing to disclose and no agreements to file at this time.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 31, 2007
Page 2


RISK FACTORS, PAGE 5

2. WE NOTE THE RESPONSE TO PRIOR COMMENT 4 THAT "THE ONLY AGREEMENTS THAT V2K HAS WITH VENDORS WOULD BE CONSIDERED TO BE IN THE ORDINARY COURSE OF ITS BUSINESS AND THUS NOT A MATERIAL CONTRACT." PLEASE NOTE THAT EVEN IF THEY ARE MADE IN THE ORDINARY COURSE OF BUSINESS, ANY CONTRACT UPON WHICH YOUR BUSINESS IS SUBSTANTIALLY DEPENDENT MUST BE FILED, AS REQUIRED BY ITEM 601(B)(10)(I)(B). AS THREE VENDORS ACCOUNT FOR 68% OF YOUR MATERIALS AND SUPPLIES, INCLUDING ONE VENDOR WHO REPRESENTED 34% OF MATERIALS SUPPLIED FOR THE YEAR ENDED SEPTEMBER 30, 2006, PLEASE CLARIFY THAT YOUR BUSINESS IS NOT MATERIALLY DEPENDENT UPON ANY OF THESE VENDORS, OR FILE THE AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT.

         RESPONSE: The risk factor in question has been moved to page 7 as it is not one of the critical risks of the Company's business. As stated in the revised risk factor, the Company has chosen to limit the number of suppliers it uses for business reasons. As any of these suppliers could be replaced with another, the Company does not believe that its business is materially dependent upon any of the suppliers. Further, much of the dealings between the Company and its vendors are purchases made pursuant to purchase orders and not specific contracts, the terms of which have evolved through course of dealing over several years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 10

3. WE NOTE YOUR PROPOSED REVISION TO THE "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES" SECTION OF YOUR MD&A. YOUR DISCLOSURE, HOWEVER, MERELY REPEATS THE POLICIES IN YOUR FOOTNOTES AND DOES NOT GIVE A READER AN ENHANCED UNDERSTANDING OF THE COMPANY'S IMPORTANT ACCOUNTING ESTIMATES THAT REFLECT SIGNIFICANT MANAGEMENT JUDGMENT AND UNCERTAINTY AND THE IMPACT THAT THOSE ESTIMATES HAVE ON THE PRESENTATION OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. REVISE TO INCLUDE THE FOLLOWING IN A CRITICAL ACCOUNTING POLICY SECTION:

             o IDENTIFY AND EXPLAIN THE SIGNIFICANCE OF THE ACCOUNTING ESTIMATES TO THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

             o THE TYPES OF ASSUMPTIONS THAT UNDERLIE THE MOST SIGNIFICANT AND SUBJECTIVE ESTIMATES.

             o A QUANTITATIVE DISCUSSION OF CHANGES IN OVERALL FINANCIAL PERFORMANCE AND, TO THE EXTENT MATERIAL, LINE ITEMS IN THE FINANCIAL STATEMENTS IF THE COMPANY WERE TO ASSUME THAT THE ACCOUNTING ESTIMATES WERE CHANGED.

         RESPONSE: Complied. See pages 13 and 14. The Company believes that at this time, there are only two areas of estimates that could potentially have a material impact to the financial statements if significantly miscalculated: allowance for doubtful accounts and share-based compensation. The Company has added a new section entitled "Critical Accounting Policies" that describes the significance of these accounting estimates, the types of assumptions that are made, and how changes in these estimates would affect the financial statements.

MANAGEMENT, PAGE 28

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 31, 2007
Page 3


4. IN THE BIOGRAPHICAL PARAGRAPH OF MR. JERRY A. KUKUCHKA, DESCRIBE BRIEFLY HIS BUSINESS EXPERIENCE DURING THE PAST FIVE YEARS. SEE ITEM 401(A)(4) OF REGULATION S-B.

         RESPONSE:  Complied.  See page 30.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 35

5. WE NOTE THE RESPONSE TO PRIOR COMMENT 24 THAT "IT IS MORE ACCURATE TO DESCRIBE MESSRS. BECKSTEAD AND YOSHA AS "ORGANIZERS" RATHER THAN "PROMOTERS." PARAGRAPH (2) OF THE DEFINITION OF "PROMOTER" IN REGULATION C UNDER THE SECURITIES ACT STATES THAT ALL PERSONS COMING WITHIN THE DEFINITION OF "PROMOTER" IN PARAGRAPH (1) MAY BE REFERRED TO AS "FOUNDERS" OR "ORGANIZERS" OR BY ANOTHER TERM, PROVIDED THAT TERM IS REASONABLY DESCRIPTIVE OF THOSE PERSONS' ACTIVITIES INVOLVING THE ISSUER. ALTHOUGH YOU MAY USE THE TERM "ORGANIZERS" FOR MESSRS. BECKSTEAD AND YOSHA IF THAT IS REASONABLY DESCRIPTIVE OF THEIR ACTIVITIES INVOLVING THE ISSUER, YOU ARE STILL REQUIRED TO PROVIDE ALL OF THE DISCLOSURES REQUIRED BY ITEM 404(C) OF REGULATION S-B FOR THEM. PLEASE REVISE.

         RESPONSE:  Complied.  See page 36.

SELLING STOCKHOLDERS, PAGE 37

6. WE NOTE REVISED DISCLOSURE THAT TWO OF THE SELLING STOCKHOLDERS, JAMES BLYTH AND DECH'IN PARTNERS LLC, WERE THE INITIAL SHAREHOLDERS AT V2K'S FORMATION ON MARCH 13, 2006. SINCE V2K HAD NO OPERATIONS BEFORE THE APRIL 1, 2006 SHARE EXCHANGE TRANSACTION WITH V2K WINDOW FASHIONS, INC., OUR VIEW IS THAT BOTH BEFORE AND AFTER THE SHARE EXCHANGE TRANSACTION V2K'S PROMOTERS OR AFFILIATES AND THEIR TRANSFEREES ARE UNDERWRITERS OF THE SECURITIES ISSUED. OUR VIEW ALSO IS THAT RULE 144 WOULD BE UNAVAILABLE FOR RESALE TRANSACTIONS IN THIS SITUATION, REGARDLESS OF TECHNICAL COMPLIANCE WITH THE RULE. SEE OUR WORM NO-ACTION LETTER, PUBLICLY AVAILABLE JANUARY 21, 2000. AS APPROPRIATE, REVISE THE DISCLOSURE THROUGHOUT THE REGISTRATION STATEMENT, INCLUDING THE SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION SECTIONS, TO MAKE CLEAR THAT:

             o V2K'S PROMOTERS OR AFFILIATES AND THEIR TRANSFEREES "ARE" UNDERWRITERS OF THE SECURITIES ISSUED. LANGUAGE SUCH AS "MAY BE DEEMED TO BE" AN UNDERWRITER IS UNACCEPTABLE.

             o RULE 144 IS UNAVAILABLE FOR RESALE TRANSACTIONS BY MR. BLYTH AND DECH'IN.

         RESPONSE:   Complied.  See pages 38 and 41.

REVENUE RECOGNITION, PAGE FF-9

7. YOU DISCUSS YOUR LATITUDE IN ESTABLISHING PRICE. PLEASE CLARIFY HOW THE PRICE THAT YOU CHARGE YOUR FRANCHISEES FOR MATERIALS AND SUPPLIES IS DETERMINED. TELL US IF IT IS BASED ON THE AMOUNT THAT YOU ARE CHARGED BY YOUR VENDORS AND IF IT INVOLVES A FIXED MARK-UP. DISCUSS ANY RELATED REQUIREMENTS OF FRANCHISE AGREEMENTS OR OTHER AGREEMENTS.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 31, 2007
Page 4


         RESPONSE: The Company determines the prices charged to its franchisees for materials and supplies on a vendor-by-vendor basis. Determining factors include: the Company's costs of administrating the product line, orders and account(s) of the vendor; the Company's consolidated purchasing power with the vendor; and the end price to the franchisee vis-a-vis pricing an independent designer or decorator could receive for the same product from the same vendor.

         Section 5.11(b) of the Franchise Agreement states:

              VENDOR DISCOUNTS. Some approved suppliers give or pay V2K discounts and/or advertising contributions based on purchases by V2K franchisees. V2K may direct that these amounts from approved suppliers be paid directly to V2K and/or to the Advertising Fund, at V2K's sole determination. Some or all of these amounts may be used by V2K to help offset its cost of administrating the marketing and promotional costs of the V2K system and responding to inquiries and complaints from V2K franchisee customers.

8. YOU STATE THAT THE FACT YOU PERFORM PART OF THE SERVICE IS AN INDICATOR OF GROSS REVENUE REPORTING. PLEASE REFER TO PARAGRAPH 10 OF EITF 99-19, AND CLARIFY WHETHER YOU PHYSICALLY CHANGE THE MATERIALS AND SUPPLIES ORDERED BY A FRANCHISEE. THE PROCESSING OF INVOICES, PURCHASE ORDERS, ETC. DOES NOT APPEAR RELEVANT TO THE GUIDANCE.

         RESPONSE: The Company reviews each proposed purchase order submitted by a franchisee to determine whether the product can be made as requested. For example, certain styles of drapes can be made only with specific types of fabric and require specific hardware for proper installation. In many instances, the purchase order created by the Company for the vendor is different than the franchisee's requested purchase order. Accordingly, the Company does perform part of the service.

9. YOU REFER TO PARAGRAPH 13 OF EITF 99-19 AND STATE THAT YOU HAVE PHYSICAL LOSS INVENTORY RISK. PARAGRAPH 13 STATES THAT PHYSICAL LOSS INVENTORY RISK EXISTS IF TITLE TO THE PRODUCT IS TRANSFERRED TO THE COMPANY AT THE SHIPPING POINT OR AFTER AN ORDER HAS BEEN RECEIVED BUT BEFORE THE PRODUCT HAS BEEN SHIPPED. PLEASE CONFIRM THAT YOU DO NOT RECEIVE TITLE TO THE MATERIALS AND SUPPLIES AT ANY TIME IN THE PROCESS.

         RESPONSE: The Company places the purchase orders for goods with the vendors. When the vendors ship the goods, title to the product is transferred to the Company. Accordingly, the Company does receive title to the materials and supplies and has physical risk of loss.

NOTE 2.  ACCOUNTS AND NOTES RECEIVABLE, PAGE FF-15

10. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 40 WITH REGARDS TO YOUR ACCOUNTS RECEIVABLE BALANCE AND THE NEW POLICIES AND PROCEDURES PUT INTO PLACE THAT HAVE SUBSEQUENTLY DECREASED YOUR DSO TO 36 DAYS. YOUR RESPONSE, HOWEVER, DID NOT ADDRESS THE EXTENT TO WHICH YOU HAVE

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 31, 2007
Page 5


         SUCCESSFULLY COLLECTED YOUR SEPTEMBER 30, 2006 ACCOUNTS RECEIVABLES BALANCE SUBSEQUENT TO THE BALANCE SHEET DATE. FURTHER TELL US HOW YOU HAVE CONSIDERED THE $20,000 OF ACCOUNTS RECEIVABLES RELATED TO THE THREE CANCELLED FRANCHISE AGREEMENTS IN YOUR ALLOWANCE AND HOW YOU DETERMINED THAT ANY REVENUE RECOGNIZED FROM THESE THREE FRANCHISEES WAS APPROPRIATE UNDER PARAGRAPH 5 OF SFAS 45.

         RESPONSE: All but approximately $25,000 of the accounts receivable balance at September 30, 2006 has been subsequently collected. All of this $25,000 is reserved for in the allowance. The DSO has been further reduced from 36 at February 28, 2007 to 35 as of March 31, 2007.

         As indicated in the Company's response to prior comment 40, the Company has become stricter in enforcing its credit policies with regard to outstanding invoices for product purchases by franchisees. The $20,000 of accounts receivable related to amounts owed by three franchisees for product purchases, whose franchise agreements were then cancelled. This amount is fully reserved for in the allowance account and will be written off against the allowance in the next quarter. If the Company collects any of this in the future through collection agencies, the collected amounts will be taken into income at that time.

         The revenue that is recognized on these franchisees is from the original franchise fee. The fee is recognized in its entirety upon completion of the training program. This is deemed as performance by the Company of all services expected under the franchise agreement, and all that is required via this contract. Payment of the franchise fee is fully defined in the franchise agreement and is non-refundable upon completion of the training.

11. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 41 WITH REGARDS TO YOUR NOTES RECEIVABLE BALANCES. FURTHER CLARIFY WHETHER OR NOT ANY OF THE FRANCHISEES THAT CURRENTLY HAVE NOTE RECEIVABLE BALANCES IS DELINQUENT IN PAYING ITS MONTHLY FRANCHISE/ROYALTY FEES AND WHETHER OR NOT ANY FRANCHISEES ARE ON AN INSTALLMENT OR COST RECOVERY METHOD FOR REVENUE RECOGNITION. TO THE EXTENT THAT THERE IS NO BASIS FOR ESTIMATING THE COLLECTIBILITY OF THE FRANCHISE FEES FOR THESE SPECIFIC FRANCHISEES OR ANY OTHER FRANCHISEES THAT MAY NOT NECESSARILY HAVE A NOTE OUTSTANDING WITH THE COMPANY, PLEASE REVISE YOUR DISCLOSURE TO PROVIDE THE INFORMATION REQUIRED BY PARAGRAPH 21 OF SFAS 45.

         RESPONSE: The Company recognizes the revenue from the sale of a franchise, including any note receivable, upon the completion of the basic training program. The Company does not use the installment or cost recovery method for revenue recognition. The Company does not believe that paragraph 21 of SFAS 45 is applicable to the Company's accounting for revenue from the sale of franchises for the following reasons:

             o Financing is offered by the Company on only a small percentage of franchise fees - less than 5% since 2003 and then only in special circumstances.

             o    The Company never offers financing of the entire franchise fee
                  - only 40% or less of the franchise fee.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 31, 2007
Page 6


             o The Company estimates the collectibility of a note related to a franchise fee prior to countersigning any franchise agreement. The Company reviews the financial condition of all prospective franchisees to determine whether they have the ability to own and run their own business.

             o The notes for franchise fees do not include amounts for product purchases or royalty fees.

             o All notes are periodically evaluated for collectibility and adjustments are made to bad debt allowance as deemed necessary.

EXHIBITS

12. REFER TO PRIOR COMMENT 47. AS REQUESTED PREVIOUSLY, INCLUDE AN EXHIBIT INDEX IMMEDIATELY BEFORE THE EXHIBITS FILED WITH THE REGISTRATION STATEMENT. SEE RULE 102(D) OF REGULATION S-T. NOTE THAT THE EXHIBIT INDEX IS A SEPARATE REQUIREMENT AND IS NOT SYNONYMOUS WITH ITEM 27 OF FORM SB-2.

         RESPONSE: The requested exhibit index was inadvertently omitted from the previous filing. It is included with this filing.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      V2K International, Inc.
         Gordon, Hughes & Banks, LLP